Exhibit 19.1

To Our Stockholders, Customers, and Employees

Mueller’s net income was $40.6 million, or $1.07 per diluted share, for the first quarter of 2011.  This compares with net income of $34.0 million, or 90 cents per diluted share, for the same period of 2010.

Both the first quarters of 2011 and 2010 had unusual items which were included in net income.  In 2011, income of 18 cents per diluted share was included, resulting from the favorable settlement of a legal action.  And, in the first quarter of 2010, income of 62 cents per diluted share was included in net income, resulting from an insurance claim.  Excluding these unusual items, Mueller’s net income for the first quarter of 2011 was $33.8 million, or 89 cents per diluted share, compared with $10.6 million, or 28 cents per diluted share, for the first quarter of 2010.  On this basis, net income more than tripled.

Net sales in the first quarter of 2011 amounted to $687.7 million, a 42 percent increase over net sales in the same quarter a year ago.  The first quarter of 2011 was a 14-week period while the first quarter of 2010 was a 13-week period.

Our Plumbing & Refrigeration segment posted operating earnings of $29.7 million.  Net sales for the first quarter of 2011 totaled $380.6 million.  In the same period a year ago, comparable segment earnings were $18.0 million (plus a $22.5 million gain on the settlement of an insurance claim as discussed above) on net sales of $256.7 million.  Volumes and margins were better across most product lines contributing to the improved earnings.

Our OEM segment posted operating earnings of $29.6 million during the first quarter of 2011 on net sales of $319.3 million, which compares with operating income of $16.1 million on net sales of $232.2 million for the same period in 2010.  The increase in earnings was primarily due to higher volume and lower costs.

The construction sector remains anemic.  On the residential side, foreclosures and the threats thereof weigh on weak demand caused by poor jobs growth, even though mortgage rates are low and favorable affordability conditions exist.  As for commercial construction, private nonresidential activity suffers from high vacancy rates.  Despite these difficult conditions, Mueller achieved a very good first quarter and we remain positive about the outlook for the year.

Very Truly Yours,

/S/ Harvey L. Karp	/S/ Gregory L. Christopher
Harvey L. Karp	Gregory L. Christopher
Chairman of the Board	Chief Executive Officer

    April 26, 2011

Statements in this release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties.  These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company’s SEC filings.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	For the Quarter Ended
	April 2,	March 27,
	2011	2010
	(Unaudited)

Net sales	$687,681	$485,268

Cost of goods sold	589,874	413,048
Depreciation and amortization	9,699	10,348
Selling, general, and administrative expense	35,369	37,323
Litigation settlement	(10,500)	--
Insurance gain	--	(22,506)

Operating income	63,239	47,055
Interest expense	(3,348)	(2,532)
Other income, net	1,059	140

Income before income taxes	60,950	44,663

Income tax expense	(20,408)	(9,864)

Consolidated net income	40,542	34,799

Net loss (income) attributable to noncontrolling interest	45	(841)

Net income attributable to the Company	$40,587	$33,958

Basic earnings per share:
Weighted average shares outstanding	37,723	37,588

Basic earnings per share	$1.08	$0.90

Diluted earnings per share:
Weighted average shares outstanding plus assumed conversions	37,986	37,682

Diluted earnings per share	$1.07	$0.90

Dividends per share	$0.10	$0.10

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	April 2,	December 25,
	2011	2010
	(Unaudited)
ASSETS
Cash and cash equivalents	$413,922	$394,139
Accounts receivable, net	353,321	269,258
Inventories	231,270	209,892
Other current assets	36,583	39,025

Total current assets	1,035,096	912,314

Property, plant, and equipment, net	227,890	229,498
Other assets	119,026	117,184

	$1,382,012	$1,258,996

LIABILITIES AND EQUITY
Current portion of long-term debt	$43,117	$32,020
Accounts payable	123,031	67,849
Other current liabilities	111,982	95,258

Total current liabilities	278,130	195,127

Long-term debt, less current portion	157,226	158,226
Pension and postretirement liabilities	40,995	40,939
Environmental reserves	23,263	23,902
Deferred income taxes	21,915	24,081
Other noncurrent liabilities	808	824

Total liabilities	522,337	443,099

Stockholders' equity	832,299	788,736
Noncontrolling interest	27,376	27,161

Total equity	859,675	815,897

	$1,382,012	$1,258,996